

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Renee Wilm
Chief Legal Officer
Liberty Media Acquisition Corporation
12300 Liberty Blvd.
Englewood, CO 80112

  Re: Liberty Media Acquisition Corporation
    Registration Statement on Form S-1
    Filed November 19, 2020
    File No. 333-250188

Dear Ms. Wilm:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 19, 2020

Cover Page

1. We note the disclosure that following the business combination holders of shares of Series B common stock will be entitled to ten votes per share. Please revise here and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies. Additionally, please revise to address any material conflicts the high vote feature may raise, including, but not limited to, any material adverse impact on your ability to find a target, additional costs you may incur, your possible status as a controlled company after the business combination, and the extent to which public shareholder interests may not be aligned with the interests of your founder and management. Please add relevant summary risk factor disclosure on page 35 or advise us why you believe the bullet points should not be tailored to this feature of your offering.

<u>Acquisition Criteria, page 90</u>

2.   Please revise to address whether the 10 votes per share Series B common stock is a condition to an acquisition. If it is not a condition please clarify the factors you will consider in deciding whether to engage in a business combination that does not include the high vote feature.

<u>Description of Securities, page 135</u>

3.   Please revise the description of your Series B common stock to state whether there are any "sunset" provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Series A common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction